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[COMPANY LETTERHEAD]







                                 April 22, 2008




VIA MESSENGER

Mr. Sunny Oh, Esq.
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         RE: NEW ENGLAND LIFE INSURANCE COMPANY, NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT (FILE NO. 333-51676)

Dear Mr. Oh:

         On behalf of New England Life Insurance Company (the "Company") and its separate account, New England Variable Annuity Separate Account, in connection with the above referenced filing, and as requested by the Staff, the Company represents that all of the material features of the contract are described in the prospectus. If you have any questions or comments, please contact the undersigned at (617) 578-2289.

                                          Sincerely,


                                          /s/ Alan C. Leland
                                          Alan C. Leland
                                          Senior Vice President
                                          New England Life Insurance Company



cc:  Michele Abate, Esq.
     John B. Towers, Esq.
     Mary E. Thornton, Esq.